                                                                             -------------------------
                                      UNITED STATES                                  OMB APPROVAL
                            SECURITIES AND EXCHANGE COMMISSION               -------------------------
                                 Washington, D.C. 20549                      OMB Number:   3235-0058
                                                                             Expires: January 31, 2002
                                                                             Estimated average burden
                                       FORM 12b-25                           hours per response .. 2.50
                                                                             --------------------------
                                                                             --------------------------
                              NOTIFICATION OF LATE FILING                          SEC FILE NUMBER
                                                                                       0-8489
(Check One):                                                                 --------------------------
                                                                             --------------------------
 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q   [ ] Form N-SAR          CUSIP NUMBER
                                                                                   037599-20-6
     For Quarter Ended:  March 31, 2001                                      --------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

eVision USA.Com, Inc.
________________________________________________________________________________
Full name of registrant

N/A
________________________________________________________________________________
Former name if applicable

1888 Sherman Street
________________________________________________________________________________
Address of principal executive office (Street and number)

Denver, Colorado 80203
________________________________________________________________________________
City, state and zip code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

     Registrant  has been unable to complete its  Quarterly  Report on Form 10-Q for  the  quarter  ended  March  31,  2001,  primarily  because  Registrant experienced  delays in obtaining the necessary  documentation and financial information from a certain significant equity investee.

                                    PART IV
                               OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Gary L. Cook                          (303)               894-7971
     ---------------------------------------------------------------------------
         (Name)                          (Area Code)      (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

     Although the Quarterly Report on Form 10-Q for the quarter ended December
     31, 2000 has been filed, it has not been reviewed by independent auditors.

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For  the  quarter  ended  March  31,  2001,   Registrant’s   net  loss
     attributable to common  shareholders  was $4,042,004,  or $(0.16) basic and diluted loss per share,  on revenues of $1,840,218,  compared to net income attributable to common shareholders of $1,381,080,  or $0.06 basic earnings per share and $0.03 diluted  earnings per share, on revenues of $13,893,175 for the quarter ended March 31, 2000.  The primary  reason for the increase in the net loss  was due to the  decreases  in  brokerage  commissions  and trading  profits  due to the  exchange  of  certain  of the  assets  of the registrant’s  broker/dealer  subsidiary  for an equity  interest  in a previously  unrelated  broker/dealer  in December  2000.  In addition,  the results for the quarter ended March 31, 2001 include the  consolidation  of
     Global Med  Technologies,  Inc.  For the six month  period  ended March 31,
     2001, the net loss attributable to common  shareholders was $8,572,252,  or
     $(0.34)  basic and  diluted  loss per  share,  on  revenues  of  $5,115,655 compared  to net income  attributable  to common  shareholders  for the six month period  ended March 31, 2000 of $298,021,  or $0.01 basic and diluted earnings  per share per share,  on  revenues  of  $21,111,821.  The primary reason  for the  increase  in the net  loss  was  due to the  decreases  in brokerage commissions and trading profits due to the exchange of certain of the assets of the registrant’s  broker/dealer subsidiary for an equity interest in a  previously  unrelated  broker/dealer  in December  2000.  In addition, the results for the six month period ended March 31, 2001 include the  consolidation of Global Med Technologies,  Inc.  beginning in November
     2000.

                             eVISION USA.COM, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date:  May 16, 2001             By  /s/ Gary L. Cook
    -------------------            ---------------------------------------------
                                    Gary L. Cook
                                    Secretary/Treasurer, Chief Financial Officer
                                    and Principal Accounting Officer

          INSTRUCTION:  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and
Regulations under the Securities Exchange Act of 1934.

     2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange
Commission,  Washington,  DC 20549,  in accordance  with Rule 0-3 of the General
Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

     5.  ELECTRONIC  FILERS.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of
Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b)
of Regulation S-T.